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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Tuboscope Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    2835 Holmes Road
    ----------------------------------------------------------------------------
                                   (Street)

    Houston                           TX                              77051
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              03/22/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary) 76-0252850
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Varco International, Inc. VRC
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

     X   Form Filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to Buy                   See attached            Common           13,023,985    $14.56       D
------------------------------------------------------------------------------------------------------------------------------------
                                sheet for               Stock
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                                specific information
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
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:     TUBOSCOPE INC.
  See attached
                              By: /s/ James F. Maroney, III
                                      James F. Maroney, III
                                      Vice President, Secretary and
                                      General Counsel               3/31/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     On March 22, 2000, Varco International, Inc. (the "Issuer") and Tuboscope Inc. (the "Reporting Person") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of the Issuer with and into the Reporting Person, with the Reporting Person being the surviving corporation in the merger. In connection with the Merger Agreement, the Issuer and the Reporting Person entered into a stock option agreement, dated as of March 22, 2000 (the "Varco Stock Option Agreement"), pursuant to which the Issuer granted to the Reporting Person an irrevocable option (the "Option") to purchase up to 13,023,985 shares of Common Stock of the Issuer (the "Option Shares") at an exercise price of $14.56 per share. The Option may only be exercised upon the occurrence of an event the result of which is that the Reporting Person is entitled to receive the Varco Termination Fee (as such term is defined in the Merger Agreement) pursuant to Section 8.03(e) of the Merger Agreement.

     By reason of the Varco Stock Option Agreement, the Reporting Person may be deemed to be the beneficial owner of the Option Shares and, accordingly, may be deemed to be the beneficial owner of 13,023,985 shares (or approximately 16.6% of the outstanding shares) of Common Stock of the Issuer, based upon the 65,447,165 shares of Issuer Common Stock outstanding on March 15, 2000 (as represented to the Reporting Person by the Issuer in the Merger Agreement) and giving effect to the Option.

     Prior to such time, if any, that the Option becomes exercisable, the Reporting Person expressly disclaims any beneficial ownership of the Option Shares. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any Option Shares for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. If the Option were exercised, the Reporting Person would have the sole right to vote, and the sole right to dispose of, the Option Shares issued as a result of such exercise, subject to certain restrictions on disposition of such shares.

     The foregoing summary of the Merger Agreement and the Varco Stock Option Agreement is qualified in its entirety by reference to such agreements, which have been filed as Exhibits 2.1 and 10.2, respectively, to the Reporting Person's Form 8-K filed with the Securities and Exchange Commission on March 24, 2000.